SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

GENERAL COMMUNICATION, INC.
(Name of Subject Company (Issuer))

GENERAL COMMUNICATION, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock
(Title of Class of Securities)

369385109
(CUSIP Number of Class A Common Stock)

John M. Lowber
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

Steven D. Miller, Esq.
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
(303) 297-2900

CALCULATION OF FILING FEE

Transaction valuation                                                                                                           Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

Attached is the Preliminary Proxy Statement for the Annual Meeting of Stockholders of General Communication, Inc. (“GCI” or the “Company”) to be held on June 29, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve an amendment to the Company’s Amended and Restated 1986 Stock Option Plan to allow for a one-time stock option exchange program for eligible executive officers, employees and stakeholders (the “Option Exchange Program”).

The Option Exchange Program has not yet commenced.  The Company will file a tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by GCI’s stockholders with respect to the amendment of its Amended and Restated 1986 Stock Option Plan to permit the Option Exchange Program, GCI has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.   GCI stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendment, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to:  General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, Attention:  Investor Relations.

Item 12.  Exhibits

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on May 8, 2009 and incorporated herein by reference)